UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Educational Development Corporation

(Name of Issuer)

Common Stock, $0.20 par value

(Title of Class of Securities)

281479105

(CUSIP Number)

DAVID SANDBERG

RED OAK PARTNERS, LLC

150 E Palmetto Park Road, Suite 800

Boca Raton, FL 33432

(212) 614-8952

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 12, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 281479105

1	NAME OF REPORTING PERSON

The Red Oak Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		88,598
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

88,598
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

88,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 281479105

1	NAME OF REPORTING PERSON

The Red Oak Long Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		37,449
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

37,449
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,449
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 281479105

1	NAME OF REPORTING PERSON

The Red Oak Institutional Founders Long Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		129,705
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

129,705
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

129,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 281479105

1	NAME OF REPORTING PERSON

Pinnacle Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		60,665
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

60,665
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 281479105

1	NAME OF REPORTING PERSON

Pinnacle Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		60,665
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

60,665
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,665
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 281479105

1	NAME OF REPORTING PERSON

Red Oak Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		316,417
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

316,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

316,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 281479105

1	NAME OF REPORTING PERSON

David Sandberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		316,417
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

316,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

316,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 281479105

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On July 12, 2018, Red Oak Partners delivered a letter to the Issuer (the “Request”) demanding the inspection of certain of the Issuer’s books and records pursuant to Section 220 of the Delaware General Corporation Law (the "DGCL") pertaining to the Issuer’s (i) proposed 2019 long term incentive stock plan (the “Incentive Plan”); (ii) failed integrated direct-sales order system; (iii) past financings; (iv) financial results and guidance; and (v) composition of its board of directors (the “Board”) and corporate governance practices. In the Request, Red Oak Partners stated that its purpose was to gather information regarding potential mismanagement and/or wrongdoing by the Issuer’s management and/or any member(s) or committee(s) of the Board. The Request also stated that such information would allow Red Oak Partners to further assess the degree of change it believes is required and to determine whether additional affirmative remedial steps would be required before the Issuer’s 2018 annual meeting of shareholders (the “Annual Meeting”).

In the Request, Red Oak Partners stated that it remained open to engaging in constructive dialogue with the Board and management regarding the Incentive Plan that the Issuer recommended for shareholders to approve at the Annual Meeting. Red Oak Partners further stated its belief that the Board’s adoption of the Incentive Plan and recommendation that shareholders approve it at the Annual Meeting was ill-advised due to the excessive compensation that would be awarded to the Issuer’s executives without requiring the achievement of meaningful revenue and margin growth targets in return. As a result, Red Oak Partners stated its belief that, based on discussions with the Issuer’s management, review of information provided in the Issuer’s public filings and other publicly available information and in response to the Board's unwillingness to engage with Red Oak Partners as the Issuer’s largest outside shareholder, the delivery of the Request was necessary to protect the best interests of shareholders because it would provide Red Oak Partners the ability to analyze Board processes, determine whether members of the Board and/or management engaged in proper due diligence and to determine whether both management and the Board have upheld their fiduciary duties to shareholders.

The foregoing description of the Request does not purport to be complete and is qualified in its entirety by reference to the full text of the letter, which is filed as Exhibit 99.1, and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following Exhibit:

99.1	Books and Records Request, dated July 12, 2018.

9

CUSIP No. 281479105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2018

RED OAK PARTNERS, LLC

By:	/s/ David Sandberg
	Name:	David Sandberg
	Title:	Managing Member

THE RED OAK FUND, L.P.

By:	RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
	Name:	David Sandberg
	Title:	Managing Member

THE RED OAK INSTITUTIONAL FOUNDERS LOND FUND, L.P.

By:	RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
	Name:	David Sandberg
	Title:	Managing Member

THE RED OAK LONG FUND, L.P.

By:	RED OAK PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
	Name:	David Sandberg
	Title:	Managing Member

PINNACLE CAPITAL PARTNERS, LLC

By:	RED OAK PARTNERS, LLC, its controlling member

By:	/s/ David Sandberg
	Name:	David Sandberg
	Title:	Managing Member

10

CUSIP No. 281479105

PINNACLE OPPORTUNITIES FUND, LP

By:	PINNACLE CAPITAL PARTNERS, LLC, its general partner

By:	/s/ David Sandberg
	Name:	David Sandberg
	Title:	Managing Member

By:	/s/ David Sandberg
DAVID SANDBERG

11